Exhibit 99.1

Thomson Reuters Announces Additional $1 Billion Share Buyback Program

NEW YORK, May 6, 2015 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced that it plans to repurchase up to an additional $1 billion of its common shares by the end of 2016.

In July 2014, the company announced plans to repurchase up to $1 billion of its shares by the end of 2015. The company has completed substantially all of those repurchases at this time.

Decisions regarding any future repurchases will be based on market conditions, share price and other factors, including opportunities to invest capital for growth.

Thomson Reuters has been repurchasing shares under a normal course issuer bid (NCIB) that began on May 28, 2014 and expires on May 27, 2015. The company intends to renew its NCIB at the expiration of its current NCIB, subject to regulatory approval.

Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com